UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

TIER REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

88650V 208
(CUSIP Number of Class of Securities)

Telisa Webb Schelin

Chief Legal Officer, Executive Vice President and Secretary

TIER REIT, Inc.

17300 Dallas Parkway, Suite 1010

Dallas, Texas 75024

Telephone: (972) 483-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

John T. Haggerty, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	N/A
Form or Registration No:	N/A	Date Filed	N/A

☒               Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                 third-party tender offer subject to Rule 14d-l.

☒               issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Attached as Exhibit 99.1 to this filing is a list of frequently asked questions and answers pertaining to certain actions of TIER REIT, Inc. (the “Company”), including the Company’s previously announced issuer tender offer, which the Company posted to its website on July 23, 2015.

Exhibit Number	Description

99.1	Frequently Asked Questions, posted on the Company’s website on July 23, 2015

Important Information

This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its stockholders and file with the Securities and Exchange Commission (the “SEC”). The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will distribute to stockholders and file with the SEC upon commencement of the tender offer. Stockholders are urged to read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the Company files with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated tender offer, who will be identified in the materials filed with the SEC at the commencement of the tender offer. In addition, stockholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at www.tierreit.com.